[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
August 5, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Amendment No. 6 to Form S-4
Filed August 3, 2009
File No. 333-159148
Dear Mr. Riedler:
          On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filing (the “Form S-4”) as set forth in your letter dated August 5, 2009 (the “Comment Letter”).
          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Opinion of J.P. Morgan Securities, Inc., Financial Advisor to IPC’s Board, page 74
     1. We note your response to our prior comment 13. Please clarify that the term “tax-free” as used in the filing refers to a tax-free reorganization at the corporate level, rather than in reference to the consideration to be received by individual shareholders.
     Response: The Company has revised the Form S-4 at page 75 in response to the Staff’s comment.
Treatment of Outstanding IPC Equity Awards, page 86
     2. Please revise your disclosure in this section to calculate the pro forma number of Validus options to be received by IPC officers based on the closing price of Validus shares on July 31, 2009, rather than July 8, 2009.
     Response: The Company has revised the Form S-4 at page 87 in response to the Staff’s comment.
Comparative Market Price and Dividend Information, page 30
     3. In the paragraph preceding the second chart at the bottom of page 30, we note that you have explained the significance of providing trading information as of both March 30, 2009 and July 31, 2009, but have not explained the significance of including July 8, 2009 in this chart. Please revise your disclosure to include this information.
     Response: The Company has revised the Form S-4 at page 30 in response to the Staff’s comment.
Failure to obtain effective consents of IPC’s reinsurance counterparties or Validus’ lenders to the Amalgamation could materially adversely affect the Amalgamation or the business of IPC or Validus, page 35
     4. Please revise your disclosure to include the current A.M. Best Financial Strength Ratings of ValidusRE and IPCRe, including the current Rating Outlook (positive, negative or stable). Also, please indicate whether either of these ratings have been designated as being “Under Review” by A.M. Best.
     Response: The Company has revised the Form S-4 at page 35 in response to the Staff’s comment.
Engagement of JPMorgan, page 82
     5. We note your response to our prior comment 12. Please replace all references to “customary compensation” in the last paragraph on page 82 with specific quantitative information regarding fees and compensation paid.

     Response: The Company has revised the Form S-4 at page 82 in response to the Staff’s comment. While the Company has retained the references to “customary compensation” in the referenced paragraph, the disclosure has been expanded to disclose the aggregate amount of compensation referred to in the paragraph.
Employment Agreements, page 88
     6. Please revise your disclosure on page 88 to specify the titles of the positions that each of Messrs. Weale, Cozens and Fallon will hold in the combined entity after the effective time of the Amalgamation, as well as the designated annual salary of each individual.
     Response: The Company has revised the Form S-4 at page 88 in response to the Staff’s comment.
* * * * *
          Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	Robert F. Kuzloski (Validus Holdings, Ltd.) John Schuster (Cahill Gordon & Reindel llp)